

August 20, 2010

Janet Brutschea Haugen
Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

   Re: **Unisys Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      File No. 001-08729

Dear Ms. Haugen:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Patrick Gilmore
        Accounting Branch Chief